Mail Stop 6010

June 27, 2008

VIA U.S. MAIL

Mr. Harold D. Castle
Chief Financial Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

Re: **The LGL Group, Inc.**
        Form 10-K for the year ended December 31, 2007
        Filed May 13, 2008
        File No. 001-00106

Dear Mr. Castle:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                                Sincerely,

                                                Angela Crane
                                                Accounting Branch Chief